UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of October 2018

001-37353

(Commission File Number)

BIONDVAX PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

Jerusalem BioPark

Hadassah Ein Karem,

Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

In connection with BiondVax Pharmaceuticals Ltd.’s (hereinafter, the “Registrant”, the “Company”, or “BiondVax”) previous Current Report on form 6-K, dated June 19, 2017, regarding entering into a Finance Contract with the European Investment Bank, or EIB, for the finance of up to 20 million Euros and up to 50% of the Company’s expected cost of developing and marketing the Company’s product candidate, M-001, and in connection with the Company’s previous Current Reports on form 6-K dated June 25, 2018 and August 16, 2018, regarding the Company's receipt of the first and second tranches, on October 22, 2018, BiondVax issued a press release announcing it had received its third €8 million tranche disbursement from the EIB. Therefore, current total and final loan received by the EIB is €20 million.

A copy of this press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibit Index

Exhibit No.	Description

99.1	Press Release dated October 22, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BiondVax Pharmaceuticals Ltd.

Date: October 23, 2018	By:	/s/ Ron Babecoff
Ron Babecoff
Chief Executive Officer

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